UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASTRA SPACE, INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

04634X 103
(CUSIP Number)

June 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 103	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) A/NPC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,155,093
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,155,093
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,155,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%[1]
12		TYPE OF REPORTING PERSON (See Instructions) OO

1 For purposes of calculating beneficial ownership in this statement on Schedule 13G, the total number of shares of Class A Common Stock outstanding as of July 1, 2021 is 197,927,515, which amount is based on 254,207,643 shares of Class A Common Stock and Class B Common Stock outstanding as reported by the Issuer on its Current Report on Form 8-K, dated July 1, 2021, and the 56,280,128 shares of Class B Common Stock outstanding as reported by the Issuer on its Prospectus, dated June 8, 2021, meaning there are 197,927,515 shares of Class A Common Stock outstanding as reported by the Issuer. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Class A Common Stock outstanding as reported by the Issuer.

CUSIP No. 04634X 103	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,155,093
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,155,093
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,155,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04634X 103	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,155,093
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,155,093
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,155,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04634X 103	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,155,093
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,155,093
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,155,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 04634X 103	SCHEDULE 13G	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,155,093
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,155,093
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,155,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 04634X 103	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	(a) Name of Issuer:

Astra Space, Inc. (f/k/a Holicity Inc.)

(b) Address of Issuer’s Principal Executive Offices:

1900 Skyhawk Street, Alameda, CA 94501

Item 2.	(a) Name of Person Filing:

This Statement is being jointly filed on behalf of A/NPC Holdings LLC, a Delaware limited liability company (“A/NPC Holdings”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and together with A/NPC Holdings, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”).

(b) Address of Principal Business Office:

The principal business address and principal office address of A/NPC Holdings is 6350 Court Street, East Syracuse, NY 13057.

The principal business address and principal office address of NBCo is One World Trade Center, New York, NY 10007.

The principal business address and principal office address of API is One World Trade Center, New York, NY 10007.

The principal business address and principal office address of NFH is One World Trade Center, New York, NY 10007.

The principal business address and principal office address of Advance Long-Term Trust is c/o Robinson Miller LLC, 110 Edison Place, Suite 302, Newark, NJ 07102.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Class A Common Stock Par Value $0.0001 per share

(e) CUSIP No.:

04634X 103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 04634X 103	SCHEDULE 13G	Page 8 of 10 Pages

Item 4. Ownership:

(a) Amount beneficially owned: Please refer to Item 9 on each cover sheet for each filing person.

(b) Percent of class: Please refer to Item 11 on each cover sheet for each filing person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each filing person.

(ii) Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each filing person.

(iii)  Sole power to dispose or to direct the disposition of: Please refer to Item 7 on each cover sheet for each filing person.

(iv)  Shared power to dispose or to direct the disposition of: Please refer to Item 8 on each cover sheet for each filing person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04634X 103	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2021

A/NPC Holdings LLC

By: /s/ Oren Klein
Oren Klein, Chief Financial Officer

Newhouse Broadcasting Corporation

By: /s/ Oren Klein
Oren Klein, Chief Financial Officer

Advance Publications, Inc.

By: /s/ Oren Klein
Oren Klein, Chief Financial Officer

Newhouse Family Holdings, L.P.

By: Advance Long-Term Management Trust,
as General Partner

By: /s/ Michael A. Newhouse
Michael A. Newhouse, Trustee

Advance Long-Term Management Trust

By: /s/ Michael A. Newhouse
Michael A. Newhouse, Trustee

CUSIP No. 04634X 103	SCHEDULE 13G	Page 10 of 10 Pages

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement dated as of July 8, 2021, by and among A/NPC Holdings, NBCo, API, NFH and Advance Long-Term Trust